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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FX ENERGY, INC.
(Name of Subject Company (Issuer))

KIWI ACQUISITION CORP.
(Name of Filing Persons; Offeror)
a wholly-owned subsidiary of

ORLEN UPSTREAM SP. Z O.O.
(Names of Filing Persons; Parent of Offeror)

Common Stock, par value $0.001
(Title of Class of Securities)

302695101
(CUSIP Number of Class of Securities)

Grzegorz Derecki
Head of Legal
Orlen Upstream Sp. z o.o.
ul.Prosta 70
00-838, Warszawa Poland
(+48) 22 778 02 00
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Dennis Block
Greenberg Traurig, LLP
Met Life Building
200 Park Avenue
New York, NY 10166
(212) 801-9200

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$63,099,644.40	$6,354.13

(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Calculated by multiplying $1.15, the per share tender offer price, by shares of common stock of FX Energy, Inc. outstanding as of October 26, 2015, which includes 54,869,256 shares of common stock issued and outstanding (including shares of restricted stock, but excluding treasury shares).

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by .0001007.
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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, this "Schedule TO") is filed by Kiwi Acquisition Corp., a Nevada corporation ("Merger Sub") and a wholly-owned subsidiary of ORLEN Upstream Sp. z o.o., a private limited company organized under the laws of Poland ("Parent"). This Schedule TO relates to the offer by Merger Sub to purchase all issued and outstanding shares of common stock of FX Energy, Inc., a Nevada corporation (the "Company"), par value $0.001 per share (the "Company Common Shares" or the "Shares"), at a price of $1.15 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated October 27, 2015 (as it may be amended or supplemented, the "Offer to Purchase"), and the related letter of transmittal (as it may be amended or supplemented, the "Letter of Transmittal," and together with the Offer to Purchase, the "Offer"), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of October 13, 2015 CET (October 12, 2015 MST) (as it may be amended from time to time, the "Merger Agreement") by and among Parent, Merger Sub and the Company, a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference with respect to Items 4 through 11 of this Schedule TO.

        Capitalized terms used and not defined herein will have the meanings assigned to such terms in the Offer to Purchase.

Item 1.    Summary Term Sheet

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated in this Schedule TO by reference.

Item 2.    Subject Company Information

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is FX Energy, Inc., a Nevada corporation (the "Company"). The Company's principal executive office is located at 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106 and its telephone number is: (801) 486-5555.

        (b)   This Schedule TO relates to the Offer by Merger Sub to purchase all of the issued and outstanding Shares for $1.15 per share, net to the holder thereof in cash, without interest and subject to any required holding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The information set forth in the "Introduction" to the Offer to Purchase is incorporated in this Schedule TO by reference.

        (c)   The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Offer to Purchase entitled "Price Range of Shares; Dividends" and is incorporated in this Schedule TO by reference.

Item 3.    Identity and Background of Filing Person

        (a)-(c) This Schedule TO is filed by Parent and Merger Sub. The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning PKN ORLEN, Parent and Merger Sub" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction

        (a)(1)(i)-(viii), (x), (xii) The information set forth in the "Introduction" and in the sections of the Offer to Purchase entitled "Terms of the Offer", "Acceptance for Payment and Payment for Shares",

"Procedures for Accepting the Offer and Tendering Shares", "Withdrawal Rights", "Certain United States Federal Income Tax Consequences", "Possible Effects of the Offer" and "Conditions of the Offer" is incorporated in this Schedule TO by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        (a), (b) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning PKN ORLEN, Parent and Merger Sub," "Background of the Offer; Past Contacts or Negotiations with the Company" and "Purpose of the Offer; Plans for the Company; Recent Developments Relating to the Company" is incorporated in this Schedule TO by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        (a), (c)(1-7) The information set forth in the "Introduction" and in the sections of the Offer to Purchase entitled "Background of the Offer; Past Contacts or Negotiations with the Company", "Purpose of the Offer; Plans for the Company; Recent Developments Relating to the Company", "Dividends and Distributions" and "Possible Effects of the Offer" is incorporated in this Schedule TO by reference.

Item 7.    Source and Amount of Funds or Other Consideration

        (a), (b) The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated in this Schedule TO by reference. (d) Not applicable.

Item 8.    Interest in Securities of the Subject Company

        (a), (b) Not applicable.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used

        (a) The information set forth in the "Introduction" and in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated in this Schedule TO by reference.

Item 10.    Financial Statements

        (a), (b) Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning PKN ORLEN, Parent and Merger Sub" and "Purpose of the Offer; Plans for the Company; Recent Developments Relating to the Company" is incorporated in this Schedule TO by reference.

        (a)(2) and (a)(3) The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; Plans for the Company; Recent Developments Relating to the Company", "Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated in this Schedule TO by reference.

        (a)(4) The information set forth in the section of the Offer to Purchase entitled "Possible Effects of the Offer" is incorporated in this Schedule TO by reference.

        (a)(5) The information set forth in the section of the Offer to Purchase entitled "Purpose of the Offer; Plans for the Company; Recent Developments Relating to the Company" is incorporated in this Schedule TO by reference.

Item 12.    Exhibits

(a)(1)(A)	Offer to Purchase dated October 27, 2015.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Press release issued by PKN ORLEN on October 13, 2015.
(a)(5)(B)	Summary Advertisement as published in the New York Times on October 27, 2015.
(a)(5)(C)	Press release issued by PKN ORLEN on October 27, 2015.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of October 13, 2015 CET (October 12, 2015 MST) by and among Parent, Merger Sub and the Company incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 14, 2015.
(d)(2)	Confidentiality Agreement by and between Company and Parent dated as of April 20, 2015.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2015

ORLEN UPSTREAM SP. Z O.O.
By:	/s/ WIESLAW PRUGAR
	Name:	Wieslaw Prugar
	Title:	President and CEO
By:	/s/ WIESLAW STRAK
	Name:	Wieslaw Strak
	Title:	Vice President and CFO
KIWI ACQUISITION CORP.
By:	/s/ GRZEGORZ DERECKI
	Name:	Grzegorz Derecki
	Title:	President

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated October 27, 2015.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Press release issued by PKN ORLEN on October 13, 2015.
(a)(5)(B)	Summary Advertisement as published in the New York Times on October 27, 2015.
(a)(5)(C)	Press release issued by PKN ORLEN on October 27, 2015.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of October 13, 2015 CET (October 12, 2015 MST) by and among Parent, Merger Sub and the Company incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on October 14, 2015.
(d)(2)	Confidentiality Agreement by and between Company and Parent dated as of April 20, 2015.
(g)	Not applicable.
(h)	Not applicable.

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information.
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3
SIGNATURE
EXHIBIT INDEX